

09042851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 27 2009

Washington, DC

SEC FILE NUMBER
8- 03223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/2008___ AND ENDING___09/30/2009___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allison-Williams Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

90 South Seventh Street, Suite 3850

(No. and Street)

Minneapolis   Minnesota   55402

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie Cahoy   (612) 317-4701

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

___801 Nicollet Avenue, Suite 1300___   Minneapolis, Minnesota   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert C. Tengdin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Allison-Williams Company__ , as of __September 30__ , 20Q9 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____

_____   _____
                                                               Signature

                                                 __Chairman & CEO__
                                                               Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Allison-Williams Company

We have audited the accompanying statement of financial condition of Allison-Williams Company (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Allison-Williams Company as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
November 16, 2009

Allison-Williams Company

Statement of Financial Condition
September 30, 2009

Assets

Cash (Note 2)	$	234,734
Receivable from clearing broker/dealer		27,949
Marketable equity securities		31,587
Security deposits and other assets		13,391
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $870,532		7,979
	$	315,640

Liabilities and Stockholder's Equity

Liabilities
Accounts payable and accrued expenses	$	46,135

Commitments (Note 3)

Stockholder's Equity
Common stock, par value $0.25 per share; authorized 550,000 shares; issued 516,124 shares		129,156
Additional paid-in capital		822,087
Accumulated deficit		(681,738)
		269,505
	$	315,640

See Notes to Statement of Financial Condition.

Allison-Williams Company

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company) is a broker/dealer registered with the SEC, whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company also underwrites and trades new-issue municipal securities with other broker/dealers and institutional investors primarily in the Midwest. In addition, the Company receives fees for other investment banking services. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In June 2009, the Financial Accounting Standards Board (FASB) established the Accounting Standards Codification™ (Codification) as the source of authoritative GAAP recognized by the FASB. The Codification is effective for annual periods ending after September 15, 2009, and had no effect on the Company's financial statements.

Cash: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Marketable equity securities: Marketable equity securities are valued at market value, determined as the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue recognition: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into the account of the Company are recorded on a trade date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Allison-Williams Company

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of September 30, 2009:

Deferred tax assets:		
Net operating loss carryforwards	$	426,000
Other		8,000
		434,000
Less valuation allowance		(434,000)
	$	-

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

At September 30, 2009, the Company has available net operating loss carryforwards for tax purposes of approximately $1,060,000, which expire in varying amounts through 2029.

Recently issued and adopted accounting standards:

Effective October 1, 2008, the Company adopted the Fair Value Measurements Topic of the Codification, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption did not have a material effect on the Company's financial condition or results of operations. The Company will delay application of this topic for nonfinancial assets and nonfinancial liabilities until October 1, 2009. Fair value measurement applies to all financial instruments that are measured and reported on a fair value basis. See Note 4 for additional information.

Effective October 1, 2008, the Company adopted the Subsequent Event Topic of the Codification that provides guidance to establish general standards of accounting for and disclosures of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. This does not result in significant changes in the subsequent events that an entity reports. Rather, it requires disclosure of the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or were available to be issued.

The Company has considered subsequent events through November 16, 2009, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto.

Allison-Williams Company

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recently issued and yet to be adopted accounting standards:

In July 2006, the FASB issued the Accounting for Uncertainty in Income Taxes Topic of the Codification that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is provided on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt this topic in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies. The Company is required to accrue for losses it believes are probable and can be reasonably estimated. Management does not expect the impact of the adoption on its financial position and results of operations to be significant.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2009, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in this account at September 30, 2009, and accordingly, the entire amount of $10,100 was available for immediate withdrawal.

The Company maintains a trade settlement account with a clearing broker/dealer in connection with its membership in a clearing organization. Funds totaling $25,000 were required to be on deposit at September 30, 2009, and are included in the receivable from clearing broker/dealer balance on the statement of financial condition.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $100,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2009, the net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		0.190:1
Net capital	$	242,383
Excess net capital		142,383

Allison-Williams Company

Notes to Statement of Financial Condition

Note 3. Commitments and Contingencies (Continued)

Lease: The Company leases office space under a noncancelable operating lease, which expires August 2009. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. In 2006, the Company entered into a sublease agreement with a third party whereby the Company rents excess office space in exchange for rents equal to 15 percent of the existing lease. The Company's minimum rental commitment, net of sublease rental income, at September 30, 2009, is $37,320.

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Allison-Williams Company

Notes to Statement of Financial Condition

Note 4. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification™ establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value is clarified to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are required that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy is established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A three-level hierarchy is established for fair value measurements based upon the inputs to the valuation of an asset or liability:

Level 1: Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2: Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

Level 3: Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company attempts to use quoted market prices to determine fair value and classifies such items as Level 1 or Level 2. If quoted market prices are not available, fair value is often determined using model-based techniques incorporating various assumptions, including interest rates, prepayment speeds and credit losses. Assets and liabilities valued using model-based techniques are classified as either Level 2 or Level 3, depending on the extent to which the valuation inputs are based on market data obtained from independent sources.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. The marketable equity securities were the only asset or liability subject to fair value measurements.

Marketable equity securities: The fair values of marketable equity securities were determined based on quoted market prices. Fair values determined using quoted market pricing are categorized as Level 1 in the fair value hierarchy.

McGladrey & Pullen

Certified Public Accountants

Allison-Williams Company

Statement of Financial Condition Report
September 30, 2009

**Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.**

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.